

S W E E T W A T I
C A P I T A L

Gregg Parise · 3rd

Member Board of Directors at Fancy.com

Del Mar, California · 500+ connections · **Contact info**

 **Sweetwater Capital Partners**

 **Harvard Business Sc**

Experience



Managing Partner
Sweetwater Capital Partners
Jan 2018 – Present · 2 yrs 6 mos
Greater San Diego Area



CEO & Founder
Collabor8 Partners
Jan 2012 – Present · 8 yrs 6 mos
Del Mar CA



Member Board of Directors
Fancy.com
Jan 2019 – Present · 1 yr 6 mos
New York, United States



Member Board Of Directors
Hookit | Sponsorship Analytics & Valuation
Sep 2017 – Present · 2 yrs 10 mos



Member Board Of Directors
Pledgeling
Aug 2017 – Present · 2 yrs 11 mos

Show 5 more experiences ⌄

Education



Harvard Business School
Investment Management Executive Education
2019 – 2019



University of Southern California - Marshall School of Business
MBA
2009 – 2011



San Diego State University-California State University
Bachelor of Science (B.S.), Finance
1989 – 1992



